

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 24, 2009

Via U.S. Mail and Facsimile to (865) 539-8052

David P. Jones
Chief Financial Officer
Team Health Holdings, L.L.C.
1900 Winston Road, Suite 300
Knoxville, TN 37919

**Re: Team Health Holdings, L.L.C.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 17, 2009
File No. 333-162347**

Dear Mr. Jones:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. Please disclose under "Our Sponsor" on page 5 and "The Offering" on page 6 the amount of proceeds that the Sponsor will receive in the offering. If any of your officers and directors will receive offering proceeds when they are distributed by the Sponsor, disclose this fact and quantify the amount of the offering proceeds that your management will receive individually and in the aggregate.

Use of Proceeds, page 38

2. You disclose that you will use the net proceeds of the offering to repurchase a portion of your existing 11.25% senior subordinated notes. Please also disclose the total outstanding principal amount of your 11.25% senior subordinated notes.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Via facsimile to (212) 455-2502
        Edward Tolley, Esq.
        Simpson Thacher & Bartlett LLP